

November 26, 2013

Via E-mail
Mr. Wallace D. Ruiz
Chief Financial Officer
Inuvo, Inc.
1111 Main Street, Suite 201
Conway, AR 72032

> **Re:** **Inuvo, Inc.**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed March 13, 2013**
> **File No. 1-32442**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2013**
> **Filed October 31, 2013**
> **File No. 1-32442**

Dear Mr. Wallace:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Note 5 – Other Intangible Assets and Goodwill, page F-15

1. Disclose goodwill by segments in accordance with ASC 350-20-50-1. Tell us how your segment reorganization in 2012 and 2013 effected goodwill classification.

2. We note that you have an intangible asset labeled "customer list, Google," that has a carrying value of $8.8 million and is being amortized over 20 years. You also state on

page 18 and 24 of your Form 10-Q for the quarterly period ended June 30, 2013, that you had a decline in revenue as a result of policy changes made by Google and that your current contract with Google expires in January 2015. Given the significance of this intangible, in your footnotes and critical accounting policies, please disclose specific details about this intangible asset. Discuss why you believe amortizing this asset on a straight line basis over 20 years is appropriate. Also, discuss how you considered specific events or changes in circumstances that might indicate that the carrying amount of your asset(s) may not be recoverable. Provide us with your proposed disclosure.

Form 10-Q for the Quarterly Periods Ended September 30, 2013

Note 2 – Basis of Presentation and Significant Accounting Policies, page 8

3. You state that during the first quarter of 2013 you received a grant from the state of Arkansas to relocate your corporate headquarters to Conway, Arkansas. You recognized the grant funds into income as a reduction of the related expense in the period in which those expenses are recognized. You also state that the grant contains certain requirements that would require you to repay a portion of the grant, up to but not to exceed the full amount of the grant. One of the requirements is to have at least 50 full-time equivalent, permanent positions in Arkansas within four years, and maintain that personnel level for another six years at a total average compensation of $90,000 per year. It appears based on our disclosure on page seven that as of September 30, 2013 you only had 28 employees located in Arkansas. Given that these funds require you to meet certain contingencies, tell us why you believe the grant has been realized. Tell us how you considered the guidance in ASC 450-30-25 or other relevant literature.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Inessa Kessman, Senior Staff Accountant, at (202) 551-3371 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director